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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                                 ICOS CORPORATION

                                  (Name of Issuer)

                           Common Stock, $0.01 par value

                           (Title of Class of Securities)

                                     449295104

                                   (CUSIP Number)

                                Mark R. Beatty, Esq.
                             Preston Gates & Ellis LLC
                           5000 Columbia Seafirst Center
                                  701 Fifth Avenue
                             Seattle, Washington  98104
                                   (206) 623-7580

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)



              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3)or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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--------------------------------------------------------------------------------
 CUSIP No.: 449295104

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

           William H. Gates III

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           ________________

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [   ]

                                                                  (b) [   ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

           PF

--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)  [   ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           State of Washington

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                                   7    SOLE VOTING POWER

         NUMBER OF SHARES               5,370,631
           BENEFICIALLY
             OWNED BY              ---------------------------------------------
               EACH                8    SHARED VOTING POWER
            REPORTING
              PERSON                    -0-
               WITH
                                   ---------------------------------------------
                                   9    SOLE DISPOSITIVE POWER

                                        5,370,631

                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        -0-

--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,370,631

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           13.2%

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

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Item 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, $0.01 par value (the "Common Stock"), of ICOS Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 22021-20th Avenue S.E., Bothell, Washington 98021.

Item 2.   IDENTITY AND BACKGROUND

     This statement is being filed by William H. Gates III. Mr. Gates is the Chief Executive Officer of Microsoft Corporation. The principal business address of Microsoft Corporation and Mr. Gates is One Microsoft Way, Redmond, WA 98052.

     Mr. Gates has not during the last five years been (i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gates is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Gates owned 1,702,222 shares of the Common Stock and 50,000 options at the time of the Company's initial public offering in June 1991. On April 7, 1992, Mr. Gates purchased 150,000 shares and 2,941 options in a secondary public offering. Beginning in 1993 and continuing thereafter, Mr. Gates has received stock options as compensation for his services as a director. In November and December 1994, Mr. Gates acquired 463,055 shares and 2,541,869 shares, respectively, in connection with his role as acting as a standby-purchaser for the Issuer in the conversion of certain outstanding securities. In June and August 1997, Mr. Gates purchased units which entitled him to 328,000 warrants. In October 1997, Mr. Gates purchased 168,473 shares by exercising stock options.

     Mr. Gates used his personal funds to purchase the shares of Common Stock and warrants reported in this statement. Mr. Gates did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

Item 4.   PURPOSE OF TRANSACTION

     Mr. Gates acquired the Common Stock for investment purposes only. Mr. Gates will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions; (iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or (iv) hedging transactions (other than short sales) with respect to the Common Stock. Mr. Gates has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. Mr. Gates' future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer's Common Stock, the Issuer's prospects and Mr. Gates' portfolio.

     Except as set forth above, Mr. Gates has no present intent or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer 's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Issuer becoming eligible


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for termination of registration pursuant to Section 12(g)(4) of the Exchange
Act; or (x) any action similar to those enumerated above.

     Mr. Gates reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of October 19, 1998, Mr. Gates beneficially owns 5,370,631 shares of the Common Stock, which includes 345,012 shares issuable upon exercise of stock options or warrants that are exercisable within 60 days of October 19, 1998. Mr. Gates beneficially owns approximately 13.2% of the Common Stock, based on 40,538,132 shares outstanding as of October 19,1998.

     (b) As of October 19, 1998, Mr. Gates has sole power to vote or direct the vote and dispose or direct the disposition of 5,370,631 shares.

     (c) Mr. Gates has not effected any transaction in the Common Stock within the past sixty days.

     (d) A portion of the shares of Common Stock beneficially owned by Mr. Gates, are owned with Mr. Gates' spouse, Melinda Gates, as community property under the laws of the State of Washington.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Gates does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS

     None.

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                                     SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

November 18, 1998
-----------------
Date

/s/ William H. Gates III
------------------------
By  Michael Larson, Attorney in Fact
    Duly authorized under Power of Attorney dated April 17, 1997, by and on behalf of William H. Gates III



                                     EXHIBITS

EXHIBIT 1.1 Special Power of Attorney Appointing Michael Larson Attorney in Fact dated April 17, 1997


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